# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FOUR LEAF ACQUISITION CORP, CIK 0001936255
CUSIP: 35088F107
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 4546 El Camino Real B10 #715, Los Altos, California (CA), 94022
Date of event which requires filing of this statement: 09/30/2024
Amends the filing with accession number 0000312069-24-000011
Filed by CIK 0000312069

## Reporting persons
- Ramya Rao

## Item 1. Issuer
Name of issuer: FOUR LEAF ACQUISITION CORP
Address of issuer's principal executive offices: 4546 El Camino Real B10 #715

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.

## Signatures
- Ramya Rao: Ramya Rao, Director (11/14/2024)